Ad hoc Notice under Section 15 Securities Trading Act
Ad hoc Release
CELANESE AG: SQEEZE-OUT CASH COMPENSATION SET AT 62.22 EURO PER SHARE
Celanese Europe Holding GmbH & Co. KG (“Celanese Europe Holding”) has set the cash compensation in relation to the transfer of the shares held by the minority shareholders of Celanese AG to Celanese Europe Holding at 62.22 Euro per share. The requisite transfer resolution must be voted on by the shareholders’ meeting of Celanese AG. The amount of the cash compensation has been set by Celanese Europe Holding on the basis of a value appraisal report prepared by Ernst & Young AG Wirtschaftsprüfungsgesellschaft, Stuttgart, Eschborn/Frankfurt a.M. office. In connection with the determination of the amount of the cash compensation by Celanese Europe Holding, Deutsche Bank AG has submitted the bank guarantee required by law.
In early November of 2005, Celanese Europe Holding, the majority shareholder of Celanese AG, had announced its intention to acquire the shares of the minority shareholders of Celanese AG pursuant to the squeeze out procedure.
It is expected that the management board of Celanese AG will decide shortly to put the resolution to transfer the shares of the minority shareholders of Celanese AG to Celanese Europe Holding on the agenda of the annual shareholders’ meeting scheduled to take place on May 30th/31st, 2006.
Kronberg im Taunus, March 10th, 2006
Celanese AG
Management Board